“[Coherent, Inc. Letterhead]”

February 11, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:                                         Brian Cascio, Accounting Branch Chief

Re:                             Coherent, Inc.

Form 10-K for the Fiscal Year Ended September 29, 2012

Filed November 28, 2012

File No. 001-33962

Ladies and Gentlemen:

Coherent, Inc. (the “Company”), hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 31, 2013, relating to the Company’s Form 10-K filed November 28, 2012 (File No. 001-33962).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended September 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Performance Indicators, page 36

1.              We see that you disclose Adjusted EBITDA as a percentage of Net Sales in the table on page 36 and include a definition of this non-GAAP measure on page 39.  Please revise future filings to provide all the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, the reasons why management believes the measure provides useful information to investors and the additional purposes for which your management uses the non-GAAP measure.

In response to the Staff’s comments, in future filings we will provide all the disclosures required by Item 10(e) of Regulation S-K when we disclose non-GAAP financial measures.  For example, we refer the Staff to page 30 of our recently filed quarterly report on Form 10-Q for the quarter ended December 29, 2012 (our “Recent 10-Q”).

Securities and Exchange Commission

February 11, 2013

Below is an extract from page 30 showing the additional disclosure (added text in bold, underlined font, other than table):

Adjusted EBITDA as a Percentage of Net Sales

We define adjusted EBITDA as operating income adjusted for depreciation, amortization, stock compensation expenses, major restructuring costs and certain other non-operating income and expense items. Key initiatives to reach our goals for EBITDA improvements include utilization of our Asian manufacturing locations, rationalizing our supply chain and continued leveraging of our infrastructure.

We utilize a number of different financial measures, both GAAP and non-GAAP, such as adjusted EBITDA as a percentage of net sales, in analyzing and assessing our overall business performance, for making operating decisions and for forecasting and planning future periods. We consider the use of non-GAAP financial measures helpful in assessing our current financial performance and ongoing operations. While we use non-GAAP financial measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not consider these measures to be a substitute for, or superior to, the information provided by GAAP financial measures. We provide adjusted EBITDA in order to enhance investors’ understanding of our ongoing operations. This measure is used by some investors when assessing our performance.

Below is the reconciliation of our net income as a percentage of net sales to our adjusted EBITDA as a percentage of net sales:

	Three Months Ended
	December 29, 2012	December 31, 2011
Net income as a percentage of net sales	7.7%	8.9%
Income tax expense	2.7%	4.6%
Interest and other income (expense), net	1.0%	(0.2)%
Depreciation and amortization	4.0%	3.9%
Stock based compensation	2.7%	2.1%
Adjusted EBITDA as a percentage of net sales	18.1%	19.3%

Securities and Exchange Commission

February 11, 2013

2.              Please tell us where you include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of your public filings a discussion of the effect of excimer laser systems becoming a larger portion of your revenue.  We note your CFO’s statement in your October 31, 2012 conference call regarding you being more susceptible to wider revenue swings and the related effect of a supply issue.  In this regard, please also tell us when and how the supply issue was resolved, and quantify the impact of the issue on your results for the first quarter of this fiscal year, including the amount of revenue delayed from the prior fiscal year’s fourth quarter into the current fiscal year’s first quarter.

We respectfully advise the Staff that in our Form 10-K for the period ended September 29, 2012, we noted that order volumes will continue to fluctuate on a quarterly basis as seen in the fourth quarter (see page 36 thereof) and additionally provided risk factor disclosure on both suppliers and participation in the flat panel display markets (see, for example, pages 16 and 19 thereof).

As evidenced by Coherent’s meeting the revenue guidance provided in our conference call on October 31, 2012, we advise the Staff that there was no material negative impact from the previously noted supply issue or timing of excimer product revenue in the first fiscal quarter. In response to the Staff’s comment, we added additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Recent 10-Q on page 32; this is noted below in the bold underlined text.  The management of suppliers is an ordinary course matter and we have highlighted the risks related thereto in our risk factors (see, for example, “the ability of our suppliers, both internal and external, to produce and deliver components and parts, including sole or limited source components, in a timely manner, in the quantity, quality and prices desired (page 16); “our ability to manage our capacity and that of our suppliers” (page 16); “We depend on sole source or limited source suppliers, both internal and external, for some of our key components and materials, including exotic materials, certain cutting-edge optics and crystals, in our products, which make us susceptible to supply shortages or price fluctuations that could adversely affect our business” (page 19)).  We further advise the staff that in future filings, to the extent that the fluctuation in the timing of revenue from excimer laser systems has a material negative impact on the results for that particular quarter, we will update the noted disclosure.   Additionally, to the extent that a supply issue causes a material negative impact on the results for a particular quarter, we will update the MD&A accordingly.

From page 32 of our Recent 10-Q:

The timing for shipments of our higher average selling price excimer products in the flat panel display market can fluctuate from quarter-to-quarter due to customer scheduling, our ability to manufacture these products and/or availability of supplies.  As a result, the timing to convert orders for these products to revenue will likely fluctuate from quarter-to-quarter.

Securities and Exchange Commission

February 11, 2013

Results of Operations — Net Sales, page 41

3.                                      We note your discussion of the significant decrease in net sales in fiscal 2012, related to lower shipments or lower demand for certain products.  Please revise future filings to clarify the underlying reason for lower shipments or demand and disclose, if possible, whether this is expected to have a significant impact on future operations.

In response to the Staff’s comments, in future filings we will clarify the underlying reasons for significant declines in shipments of (and demand for) our products and, if possible, whether such changes are expected to have a significant impact on our future operations. For example, please see the excerpt below from 32 of our Recent 10-Q.

Sales in the scientific and government programs market decreased $7.2 million, or 19%, primarily due to lower demand for advanced research applications used by university and government research groups partly due to lower U.S. and global stimulus funding. We expect that this lower funding level will continue as government policy.

* * * * *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 11, 2013

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 764-4161.  Thank you for your assistance.

Sincerely,

COHERENT, INC.

/S/ Helene Simonet
Helene Simonet
Executive Vice President and Chief Financial Officer

cc:     Bret DiMarco, Coherent, Inc.

Jose Macias, Wilson Sonsini Goodrich & Rosati

Joe Maglione, Deloitte & Touche